Exhibit 99.1

June 16, 2015
Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2015 Annual General Meeting of Shareholders (the “Meeting”) of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on July 22, 2015 at 10:00 AM (Israel time) for the following purposes:

1.	To re-elect four directors to serve as members of the Board of Directors of the Company;
2.	To approve an amendment to the terms of office and employment of the Company’s President and Chief Executive Officer and director;
3.	To approve an amendment to the terms of office and employment of the Company's Active Chairman of the Board;
4.	To approve equity awards to each of the Company’s President and Chief Executive Officer and director, and the Active Chairman of the Board;
5.	To approve amendments to the Company’s Compensation Policy for Directors and Officers; and
6.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2015, and until the next annual general meeting.

In the Meeting, you will also have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2014; this item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on Monday, June 22, 2015, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder shall provide the Company with an ownership certificate (as of the record date) from that Exchange member and is entitled to receive the ownership certificate in a branch of the Exchange member or by mail to his address, if the shareholder so requested. Such a request must be made in advance for a particular securities account.

 Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors, /s/ Mr. Martin S. Gerstel Martin S. Gerstel Chairman of the Board Tel Aviv, Israel June 16, 2015

PROXY STATEMENT

COMPUGEN LTD.

72 Pinchas Rosen Street
Tel Aviv, Israel

Annual General Meeting of Shareholders

To be Held on July 22, 2015

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”), of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s 2015 Annual General Meeting of Shareholders or at any adjournment or postponement thereof (the “Meeting”).

The 2015 Annual General Meeting will be held on July 22, 2015, at 10:00 AM (Israel time), at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, for the following purposes:

1.	To re-elect four directors to serve as members of the Board of Directors of the Company;

2.	To approve an amendment to the terms of office and employment of the Company’s President and Chief Executive Officer and director;

3.	To approve an amendment to the terms of office and employment of the Company’s Active Chairman of the Board;

4.	To approve equity awards to each of the Company’s President and Chief Executive Officer and director, and the Active Chairman of the Board;

5.	To approve amendments to the Company's Compensation Policy for Directors and Officers; and

6.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2015, and until the next annual general meeting.

In addition, shareholders will have an opportunity to receive and consider the report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2014. This item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, June 22, 2015, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company not less than twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.  Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

QUORUM

Two (2) or more shareholders, present in person, by proxy or by proxy card and holding together Ordinary Shares conferring in the aggregate thirty-three and a third percent (33 1/3%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to July 29, 2015, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of June 1, 2015 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each "office holder"(1), as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the ”Office Holders”) known to the Company to beneficially own more than 1% of the Company’s outstanding Ordinary Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company's records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of June 1, 2015. The Shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other individual or group shown in the table.

The Company is not aware of any individual or entity that beneficially owns more than 5% of the Company’s outstanding Ordinary Shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(2)
Martin Gerstel (3)	2,541,268	4.98%
Anat Cohen-Dayag (4)	759,771	1.49%
Directors and other office holders as a group (consists of 15 persons) (5)	4,313,376	8.17%

(1) The term “Office Holder” as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, and any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. In addition to the seven members of the Board, the Company defines an additional eight individuals to be Office Holders.

(2) Based upon 50,391,659 Ordinary Shares issued and outstanding as of June 1, 2015.

(3) Includes (i) 119,240 Shares held by Mr. Gerstel, (ii) 500,000 Shares held by Shomar Corporation, an affiliate of Mr. Gerstel, (iii) 619,033 Shares held by Merrill Lynch IRA for Martin S. Gerstel, of which Mr. Gerstel is the beneficiary, and (iv) 615,495 Shares held in a trust for which Mr. Gerstel is trustee and a member of his immediate family is the beneficiary. Also includes 687,500 Shares subject to options that are currently exercisable or that become exercisable within 60 days after June 1, 2015 with a weighted average exercise price of $1.64 per Share and which expire between January 2019 and July 2022.

(4) Consists of 759,771 Shares subject to options that are exercisable within 60 days after June 1, 2015 with a weighted average exercise price of $3.22 per Share, and which expire between March 2016 and August 2022.

(5) See also notes 3 and 4 above. Also includes (i) a total of 940,673 Shares subject to options that are beneficially owned by directors and Office Holders other than Dr. Anat Cohen-Dayag and Mr. Gerstel that are currently exercisable or that become exercisable within 60 days as of June 1, 2015, with a weighted average exercise price of $3.76 per Share and which expire between March 2016 and July 2023, and (ii) 71,664 Shares held by Office Holders other than Dr. Anat Cohen-Dayag and Mr. Gerstel.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2014, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Executives" in our Annual Report for 2014 on Form 20-F, which was filed with the SEC on March 12, 2015 (File No. 000-30902).

ITEM NO. 1

RE-ELECTION OF DIRECTORS

Background

The Articles of Association of the Company (the “Articles”) provide that the number of directors (including external directors) shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of seven (7) members, four of whom are serving terms that expire at the end of the Meeting. The other three (3) members of the Board serve as external directors under the provisions of the Companies Law, and were elected for a fixed term of three years which will expire on April 21, 2016.

Directors (other than external directors) are elected at each annual general meeting for a term starting upon their appointment by our shareholders and until the conclusion of the next annual general meeting of shareholders.

General

At the Meeting, four (4) of the Company's current seven (7) directors are candidates for election; following the recommendation of the Board, it is proposed that Prof. Ruth Arnon, Dr. Anat Cohen-Dayag, Mr. Martin Gerstel and Mr. Dov Hershberg be re-elected as directors. If re-elected, each nominated director will serve for a term ending on the date of the 2016 annual general meeting.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The following are brief biographies of each of the proposed nominees, based upon the records of the Company and information furnished to it by them:

Prof. Ruth Arnon joined Compugen’s Board of Directors in May 2007. Formerly the Vice-President of the Weizmann Institute of Science (1988-1997), she is a noted immunologist, having joined the Institute in 1960.  She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute's MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases. Along with Prof. Michael Sela, she developed Copaxone® a drug for the treatment of multiple sclerosis which is presently marketed worldwide.  Prof. Arnon is a member of the Israel Academy of Sciences and presently serves as its President. She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies. Her awards include the Robert Koch Prize in Medical Sciences, Spain's Jiminez Diaz Memorial Prize, France's Legion of Honor, the Hadassah World Organization's Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize and she received an Honorary Doctorate from Ben-Gurion University and from Tel Aviv University. In addition, Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Anat Cohen-Dayag joined Compugen in 2002 as Director of Diagnostics, a position she held until 2005 at which time she became Vice President Diagnostic Biomarkers, a position she held until January 2007. From January 2007 until November 2008, Dr. Cohen-Dayag served as Compugen’s Vice President, Biomarkers and Drug Targets, at which point she was appointed Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed, together with Mr. Martin Gerstel, as co-Chief Executive Officer of Compugen. In March 2010, upon Mr. Gerstel’s election as Chairman of the Board of Directors, Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of Ramot at Tel Aviv University Ltd., and a director of the IATI (Israeli Advanced Technologies Industries).

Martin S. Gerstel has served as a member and as the Chairman of the Board of Directors of Compugen since 1997, other than from February 2009 to February 2010, during which time he served as either CEO or co-CEO and, in both cases, as a member of the Board of Directors. Prior to Compugen, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968 and was a director of various public and private companies in the US. In addition to his role as Active Chairman at the Company, Mr. Gerstel is the Chairman of Evogene Ltd., Keddem Bioscience Ltd., and the co-founder and co-chairman of Itamar Medical Ltd. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and a director of Yeda, its technology licensing affiliate. Mr. Gerstel holds a B.Sc. from Yale University and an MBA from Stanford University.

Dov Hershberg joined Compugen’s Board of Directors in 2009 and served as Chairman of the Board until 2010.  Prior to Compugen, Mr. Hershberg co-founded Powermat Technologies Ltd., a pioneer wireless electrical charging company, and served as its CEO and later as board and management team member until September 2014.  From 1997 through 2006 Mr. Hershberg managed the Israel US (BIRD) R&D Foundation and the Israel US Jordan (TRIDE) R&D Foundation, supporting and funding hundreds of successful hi tech and bio tech joint projects, facilitating cooperation on an international scale. Prior to joining the BIRD Foundation Mr. Hershberg was the founder, with colleagues from Stanford University, and the CEO of Molecular Applications Group, a biomedical software company, which was located in Palo Alto, California.  Mr. Hershberg holds graduate degrees in mathematics from the Hebrew University in Jerusalem, Israel and in applied mathematics and operations research from Columbia University in New York City.

Approval Required for Directors’ Compensation

Pursuant to Israeli law, any arrangement between the Company and a director of the Company as to such director’s terms of office and employment, as a director or in other capacities in which he or she is employed with the Company, must generally be consistent with the Company's Compensation Policy and generally requires the approval of the Compensation Committee, the Board and the shareholders.

Compensation to the Company's Non-Management Directors

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and ratified and approved by the Compensation Committee, the Board and the shareholders with the approval of the Compensation Policy and consistent therewith, each of the Company’s current directors and each additional or other director who may be appointed from time to time in the future and who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director (each a “non-management director”) is compensated as of April 22, 2013, as follows:

(i) an annual fee of NIS 36,452 and an additional annual amount of NIS 17,985 to be paid to non-management directors who serve on one or more committees of the Board (the “Annual Fees”); after adjustments described in (iii) below, the current Annual Fees to each non-management director stands at NIS 37,114 and the additional payment stands at NIS 18,311 (approximately $9,585 and $4,729, respectively, according to the representative rate of exchange on June 1, 2015, of $1.00 = NIS 3.872);

(ii) a per meeting fee of NIS 3,597  for participation in any Board and/or committee meetings (the "ParticipationFees"), provided that (a) if such participation is by means of telephonic communication then such Participation Fee shall be 60% of a per meeting fee; and (b) in the event a resolution is adopted in writing, without convening a meeting,  then  the Participation Fee shall be 50% of the per meeting fee; after adjustments described in (iii) below, the current Participation Fees stands at NIS 3,662 (approximately $946 according to the representative rate of exchange on June 1, 2015, of $1.00 – NIS 3.872).

(iii) the Annual Fees and the Participation Fees are adjusted bi-annually to reflect changes in the Israeli Consumer Price Index in the manner provided in regulations promulgated under the Companies Law with respect to external directors (the "Compensation Regulations");

(iv) the Annual Fees and the Participation Fees are remitted to such directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations; and

            (v) a grant of options to purchase 10,000 of the Company’s Ordinary Shares on July 31 of each calendar year to each non-management director then serving on the Board, at an exercise price equal to the closing price on the date of such grant on the principal securities exchange on which the Company's Shares are then traded and subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”) or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. 3,333 of such options vest on each of the first two anniversary dates of such grant and 3,334 vest on the third anniversary date. Notwithstanding the terms of the relevant plan, all options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders (a “Corporate Transaction”). Notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-management director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-management directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

Effective as of February 1, 2015, after adjustment in accordance with the Compensation Regulations, including as a result of a change in the Company’s Shareholders Equity, the Annual Fees to be paid to each non-management director stood at NIS 52,685, the additional payment to be paid to non-management directors who serve on one or more committees of the Board of Directors stood at NIS 18,311.62; and the Participation Compensation to be paid to each non-management director stood at NIS 3,662.32 (approximately $13,607, $4,729  and $946 respectively according to the representative rate of exchange on June 1, 2015, of $1.00 = NIS 3.872).

VAT is added to the above compensation in accordance with applicable law.

Two of the nominees for election as directors at the Meeting, Prof. Ruth Arnon and Mr. Dov Hershberg, qualify as non-management directors.

Compensation to the Company's Active Chairman of the Board of Directors

Effective as of March 1, 2010, we entered into an employment agreement with Mr. Gerstel, pursuant to which he serves as our Active Chairman of the Board. The terms of Mr. Gerstel's employment and service are consistent with the provisions of our Compensation Policy, although approved prior to its adoption. Generally, any change to such terms will be subject to the approval process referred to above under "Approval Required for Directors’ Compensation".

Pursuant to Mr. Gerstel's current employment agreement, he is entitled to a gross monthly salary of NIS 42,000 (approximately $ 10,847 according to the representative rate of exchange on June 1, 2015, of $1.00=NIS 3.872), which will remain at NIS 42,000 regardless of exchange rate fluctuations but which is subject to adjustment from time to time in accordance with periodic cost of living increases (“Tosefet Yoker”), and to certain other employment terms customary in Israel. The employment agreement may be terminated by either party by providing 90 days prior written notice. In addition, Mr. Gerstel is eligible for annual consideration of equity based grants and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law. The Company’s shareholders approved at the Company’s 2014 Annual General Meeting the annual target cash bonuses with respect to the years 2014, 2015 and 2016 for Mr. Gerstel and the related objectives and terms thereof.

As of June 1, 2015 Mr. Gerstel held options to purchase a total of 797,500 Ordinary Shares, of which options to purchase 50,000 Ordinary Shares were granted during 2014. Out of the options to purchase 797,500 Ordinary Shares (i) options to purchase 687,500 Ordinary Shares, with a weighted average exercise price of $1.64 per share, were exercisable as of June 1, 2015; and (ii) options to purchase 110,000 Ordinary Shares, with a weighted average exercise price of $7.55 per share, had not vested as of June 1, 2015. Of the unvested options at June 1, 2015, options to purchase 60,000 Ordinary Shares are expected to vest during 2016; options to purchase the remaining 50,000 Ordinary Shares are expected to vest during 2017. These options were granted under the Company's Share Option Plan (2000) (the “2000 Plan”) and under the Company's 2010 Plan.

See Items 3 and 4 below with respect to certain increase in compensation and option grants being proposed for Mr. Gerstel.

Compensation to the Company's President and Chief Executive Officer

Dr. Anat Cohen-Dayag, the Company's President, Chief Executive Officer and director (as of February 2014) has been employed by the Company since September  2002, has served as the Company's President and co-Chief Executive Officer since June 2009 and as President and Chief Executive Officer since March 2010.

Pursuant to Dr. Anat Cohen-Dayag's employment agreement as the President and Chief Executive Officer of the Company she is entitled to a gross monthly salary of NIS 82,500 (approximately $21,307 according to the representative rate of exchange on June 1, 2015, of $1.00=NIS 3.872), adjusted from time to time in accordance with periodic cost of living increases (“Tosefet Yoker”), which shall be reviewed annually. Dr. Cohen-Dayag is also entitled to twenty three (23) paid vacation days per year (in addition to national and religious holidays) which may be accumulated for up to two years and paid sick leave for 18 days during each year which may be accrued up to 180 sick days. All accumulated and unused vacation days shall be redeemed by the Company upon termination of employment. Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. Such benefits and perquisites include contributions for savings funds (managers insurance, pension and education fund), car-related expenses, phone and recreation pay. In addition, Dr. Anat Cohen-Dayag is eligible for annual grant of equity based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law. The Company’s shareholders approved at the Company’s 2014 Annual General Meeting the annual target cash bonuses with respect to the years 2014, 2015 and 2016 for Dr. Anat Cohen-Dayag and the related objectives and terms thereof.

As of June 1, 2015 Dr. Cohen-Dayag held options to purchase a total of 1,029,771 Ordinary Shares, of which options to purchase 100,000 Ordinary Shares were granted during 2014. Out of the options to purchase 1,029,771 Ordinary Shares: (i) options to purchase 749,771 Ordinary Shares, with a weighted average exercise price of $3.22 per share, were exercisable as of June 1, 2015; and (ii) options to purchase 280,000 Ordinary Shares, with a weighted average exercise price of $6.67 per share, had not vested as of June 1, 2015. Of the unvested options at June 1, 2015, options to purchase 60,000 Ordinary Shares are expected to vest during the remaining period of 2015, options to purchase 120,000 Ordinary Shares are expected to vest during 2016 and options to purchase the remaining 100,000 Ordinary Shares are expected to vest during 2017. These options were granted under the Company's 2000 Plan and the Company's 2010 Plan.

Dr. Anat Cohen-Dayag is not entitled to any compensation in addition to that being paid to her as the President and Chief Executive Officer of the Company.

Dr. Anat Cohen-Dayag's employment agreement may generally be terminated by either party by providing six (6) months advance written notice which may be fully or partially waived by the Company in exchange for payment of the monthly salary and benefits in respect and in lieu of such waived period, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag's employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason”.

Upon termination, Dr. Anat Cohen-Dayag will be entitled to receive certain payments associated with termination, including, if applicable, severance pay pursuant to applicable law (including by way of release of severance amounts accumulated for her benefit in her managers insurance and/or pension funds). In the event of her resignation in those circumstances in which Dr. Anat Cohen-Dayag is not entitled to severance pay pursuant to applicable law, she will be entitled to the severance amounts accumulated for her benefit in her managers insurance and/or pension funds.

In the event that Dr. Cohen-Dayag's employment is: (a) terminated by the Company, other than for “justifiable cause”;  or (b) terminated by Dr. Cohen-Dayag for “good reason” (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), Dr. Cohen-Dayag will also be entitled to an additional one-time payment equal to six (6) monthly salaries (the “Termination Payment”) and upon Dismissal within one year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag will be entitled to a special termination payment (in addition to the Termination Payment) in an amount equal to six (6) monthly salaries (“Special Termination Payment”).

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such Dismissal/change of control.  Upon acceleration due to an event of a Dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant.  Upon acceleration due to an event of change of control, following which Dr. Cohen-Dayag's employment is, within 12 months of the closing of such an event: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment , provided that such period does not extend beyond ten (10) years from the date of grant.

See Item 2 below with respect to certain proposed amendments to Dr. Cohen-Dayag’s Terms of Office and Employment as the Company’s President and Chief Executive Officer, and Item 4 below with respect to proposed option grant to Dr. Cohen-Dayag.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED that:

(a)
Prof. Ruth Arnon be, and she hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2016 and when her successor has been duly elected;

(b)
Dr. Anat Cohen-Dayag be, and she hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2016 and when her successor has been duly elected;

(c)
Mr. Martin Gerstel be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2016 and when his successor has been duly elected; and

(d)
Mr. Dov Hershberg be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2016 and when his successor has been duly elected.”

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of each of the above resolutions.

The election of each of these nominees will be voted upon separately at the Meeting.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 2

AMENDMENT TO THE TERMS OF OFFICE AND EMPLOYMENT OF THE
COMPANY’S PRESIDENT AND CHIEF EXECUIVE OFFICER AND DIRECTOR

For information with respect to the current Terms of Office and Employment of Dr. Cohen-Dayag, please see Item 1 above under "Compensation to the Company's President and Chief Executive Officer".

In accordance with the terms of Dr. Anat Cohen-Dayag’s employment agreement, the Compensation Committee and Board have conducted an annual review of her monthly salary. In their review, the Compensation Committee and the Board reviewed the terms of employment of Dr. Cohen-Dayag as the Company's President and Chief Executive Officer, her remuneration during the term of her employment with the Company in the various positions that she held, the provisions of the Compensation Policy as well as all factors and considerations required to be considered in accordance with the Compensation Policy when approving terms of employment for office holders, the fact that her salary was last adjusted in 2012, the compensation of chief executive officers of other companies with similar characteristics to the Company and the compensation provided to other executives of the Company, as well as other relevant information and materials presented to them.

In its review the Compensation Committee and Board further took into consideration the Company’s achievements under Dr. Cohen-Dayag’s leadership, the scope of her responsibilities, the business challenges she faces, her experience and qualifications.  Considering, among others, the significant growth and positive development experienced by the Company since Dr. Cohen-Dayag’s last compensation review, in terms of, among others, employee base and business activities, presence in the United States and market value,  her current compensation as Chief Executive Officer was found to be low, below the market average in relation to the compensation of chief executive officers of other companies with similar characteristics, and also not equitable relative to that of other officers of the Company.

Based on this evaluation, the Compensation Committee and the Board have resolved, in their separate resolutions each dated December 29, 2014, respectively, to approve, and are recommending to the shareholders to approve the following:

(i) an adjustment to the gross monthly salary of Dr. Cohen-Dayag as the Company’s President and Chief Executive Officer so that her gross monthly salary will be NIS 118,800 (approximately $30,682  according to the representative rate of exchange on June 1, 2015, of $1.00=NIS 3.872), effective as of January 1, 2015, and

(ii) that Dr. Cohen-Dayag will be entitled, similar to other executives of the Company, to a leased car, classified by the Israeli transportation regulations as class 2 to 5, at her option, at the expense of the Company, in lieu of certain travel expenses, effective as of January 1, 2015; all taxes related to such car benefit shall be borne by Dr. Cohen-Dayag and will be subject to the limitations set-forth in the Company’s Compensation Policy as shall be in effect from time to time. Subject to receipt of shareholder approval, Dr. Cohen-Dayag will be reimbursed for any difference between the value of a leased car and the relevant travel expenses she currently receives with respect to the period between January 1, 2015 and receipt of shareholder approval.

These proposed changes are consistent with the Company's Compensation Policy.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

(i)
to approve an adjustment to the gross monthly salary of Dr. Cohen-Dayag as the Company’s President and Chief Executive Officer so that her gross monthly salary will be NIS 118,800 (approximately $30,682  according to the representative rate of exchange on June 1, 2015, of $1.00=NIS 3.872), effective as of January 1, 2015, and

(ii)
that Dr. Cohen-Dayag will be entitled to a leased car at the expense of the Company and to reimbursement for the difference between the value of a leased car and the relevant travel expenses she currently receives with respect to the period between January 1, 2015 and the Meeting date, all as set forth in the Company's Proxy Statement for its 2015 Annual General Meeting of Shareholders.”

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 3

AMENDMENT TO THE TERMS OF OFFICE AND EMPLOYMENT OF THE
COMPANY'S ACTIVE CHAIRMAN OF THE BOARD

For information with respect to the current Terms of Office and Employment of Mr. Gerstel, please see Item 1 above under "Compensation to the Company's Active Chairman of the Board of Directors".

It is now proposed to approve an increase in Mr. Gerstel's monthly base salary as the Company’s Active Chairman of the Board of Directors. In considering such proposal, the Compensation Committee and Board took into consideration the Company’s achievements, the provisions of the Compensation Policy as well as all factors and considerations required to be considered in accordance with the Compensation Policy when approving terms of employment for office holders, including, among others, benchmark information based on consultations held with external consultants regarding executive compensation.

Based on this evaluation, the Compensation Committee and the Board have resolved, in their separate resolutions each dated December 29, 2014, respectively, to approve, and are recommending to the shareholders to approve, an increase of the monthly base salary of Mr. Martin Gerstel to NIS 48,000 (approximately $12,397 according to the representative rate of exchange on June 1, 2015, of $1.00=NIS 3.872), effective as of January 1, 2015, subject to adjustment from time to time in accordance with periodic cost of living increases (“Tosefet Yoker”).

This proposed change is consistent with the Company's Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED:

 to approve an increase of the monthly base salary of Mr. Martin Gerstel as the Company’s Active Chairman of the Board of Directors, to NIS 48,000 (approximately $12,397 according to the representative rate of exchange on June 1, 2015, of $1.00=NIS 3.872), effective as of January 1, 2015, subject to adjustment from time to time in accordance with periodic cost of living increases (“Tosefet Yoker”).

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 4

EQUITY AWARDS TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
AND DIRECTOR AND TO THE ACTIVE CHAIRMAN OF THE BOARD

See Item 1 above for information regarding the process for approving remuneration to directors, including grants of equity compensation.

As further discussed above, Dr. Anat Cohen-Dayag and Mr. Martin Gerstel have employment agreements with the Company pursuant to which they serve as the Company’s President and Chief Executive Officer and Active Chairman of the Board, respectively, and they are not entitled to any compensation in addition to that being paid to them in such capacities.

For additional information with respect to the remuneration of Dr. Cohen-Dayag and Mr. Gerstel, please see Item 1 above under "Compensation to the Company's President and Chief Executive Officer" and "Compensation to the Company's Active Chairman of the Board of Directors" and the proposed amendments to such terms under Items 2 and 3 above.

Grant of Options to Purchase Ordinary Shares

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Compensation Committee and the Board have approved, in their separate resolutions dated May 3 and May 4, 2015, respectively, and are recommending that the shareholders approve, the grant to Dr. Cohen-Dayag in her role as President and Chief Executive Officer and to Mr. Gerstel in his role as Active Chairman of the Board, the following equity awards with respect to the year 2015:

(a)
to grant Dr. Anat Cohen-Dayag options to purchase 100,000 Ordinary Shares of the Company at an exercise price of $6.54 per share (which was the fair market value on the date of the Board resolution); and

(b)	to grant Mr. Martin Gerstel options to purchase 50,000 Ordinary Shares of the Company at an exercise price of $6.54 per share (which was the fair market value on the date of the Board resolution).

The above options will be granted and otherwise be subject to the terms and conditions applicable to options granted under the 2010 Plan except that 25% of the options shall vest on October 1, 2016 and thereafter the remaining options shall vest in equal quarterly installments such that the option grant shall be fully vested by September 30, 2019. These options will expire on May 3, 2025, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and each of Dr. Anat Cohen-Dayag and Mr. Martin Gerstel, respectively. These options will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company's previous election in this regard, be subject to the capital gains route for tax purposes. The provisions with respect to acceleration and extension of the exercise period of options to purchase Ordinary Shares upon termination of Dr. Anat Cohen-Dayag’s employment or change of control, as provided for in her employment agreement, as shall be in effect from time to time (see under Item 1 above, "Compensation to the Company's President and Chief Executive Officer"), shall apply to all options proposed to be granted in accordance with this Item 4, if approved by the shareholders.

The Company views the date of approval of the grant by the Board as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy, notwithstanding that shareholder approval may be required for certain grants, such as to the President and Chief Executive Officer or to the Chairman of the Board. As of such date, the value of the proposed award to Dr. Cohen-Dayag and Mr. Gerstel, calculated in accordance with the Black-Scholes option pricing model, was $286,130 and $143,065, respectively.

The Compensation Committee and the Board have further approved, and are recommending that the shareholders approve, that the acceleration provisions applicable to options granted to non-management directors shall also apply to the options granted to Mr. Martin Gerstel and, accordingly, notwithstanding the terms of the 2000 Plan and the 2010 Plan, (i) the options to be granted to Mr. Gerstel in accordance with the below resolution, if approved by the shareholders, will be fully vested immediately upon the completion of a Corporate Transaction; and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination of office.

See Item 1 above, "Compensation to the Company's President and Chief Executive Officer" and "Compensation to the Company's Active Chairman of the Board of Directors" with respect to options to purchase Ordinary Shares currently held by Dr. Anat Cohen-Dayag and Mr. Martin Gerstel, respectively.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

(a)
to grant to Dr. Anat Cohen-Dayag, the Company’s President and Chief Executive Officer and a director, options to purchase 100,000 Ordinary Shares of the Company at an exercise price of US $6.54 per share, as set forth in the Company's Proxy Statement for its 2015 Annual General Meeting of Shareholders;

(b)
to grant to Mr. Martin Gerstel, the Active Chairman of the Company’s Board of Directors, options to purchase 50,000 Ordinary Shares of the Company at an exercise price of US $6.54 per share, as set forth in the Company's Proxy Statement for its 2015 Annual General Meeting of Shareholders;

(c)
to approve that the acceleration provisions applicable to options granted to non-management directors shall also apply to the options granted to Mr. Martin Gerstel and, accordingly, notwithstanding the terms of the Compugen Ltd. Share Option Plan (2000) and the Company’s 2010 Share Incentive Plan, (i) the options to be granted in accordance with the above resolution, if approved by the shareholders, will be fully vested immediately upon the completion of a Corporate Transaction; and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination of office.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 5

AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Background

On September 17, 2013, our shareholders approved the adoption of a compensation policy, which provides a framework for terms of office and employment of our Office Holders (see above under "Security Ownership By Certain Beneficial Owners And Management"), including compensation, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, and an undertaking to indemnify or indemnification (the "Compensation Policy"). The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved by the Compensation Committee, Board and shareholders of the Company at least every three years.

Further to such review of the Compensation Policy and as the Company has gained experience in its implementation during the time that has passed since its adoption, the Compensation Committee and Board have determined that certain provisions of the Compensation Policy should be updated, clarified or revised. As part of their review, Compensation Committee and Board members also considered comparable information with respect to compensation policies of other peer companies, and believe that the proposed amendments as set forth below are appropriate and suitable to the needs of the Company, and that they provide better expression of the desired compensation structure for Office Holders whose compensation is adjusted to such policy and of the right balance between creating proper incentive to Office Holders, in accordance with the Company's aim to recruit, retain and promote high quality and experienced personnel, and the Company's other best interests.  The Company has experienced significant growth since the adoption in 2013 of the Compensation Policy both in terms of market value, presence in the United States, employee base and business activities. The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies as well as by other development-stage life science companies which operate both within and outside of the Company’s geographic areas, most notably in the United States.  The Company believes it must offer a compensation package to its Office Holders that is competitive with the companies with whom it competes for such talents.

General

The proposed amendments to the Compensation Policy are marked in a revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the "Amended Policy"). The main proposed amendments are as follows (terms and definitions used hereunder are in accordance with the terms and definitions under the current Compensation Policy):

1.
Section 3.2 – it is proposed to amend the mechanism under which an officer may be entitled to receive an award upon recruitment or promotion, so that it will no longer include an equity based component and its maximum value will be reduced so as not to exceed 100% (instead of 200%) of an officer's annual salary cost. Our Compensation Committee and Board believe that the option to grant equity awards upon recruitment or promotion, as referred to in the current version of this section, is redundant in light of the proposed amendment of the general section relating to equity awards, as set forth in Section 3.4 below. While it is customary to provide larger equity grants both upon recruitment and upon promotion, under the amendment proposed to Section 3.4, the Company will have more flexibility with respect to the grant of equity awards in general, and will no longer require the specific mechanism for such grants upon recruitment and promotion.

2.
Section 3.3.1 - the following amendments are proposed: (a) adjusting the mechanism of the annual bonus so that it includes a target component, which is designed for the payment of a bonus for the achievement of up to 100% of each officer's annual performance objectives ("Annual Target Bonus") and additionally includes a component for over-achievement, which allows for a bonus that exceeds the Annual Target Bonus when an officer exceeds his set annual performance objectives; (b) setting a cap for the Annual Target Bonus of 6 monthly base salaries, with respect to officers, and of 9 monthly base salaries, with respect to the CEO, Active Chairman and any other managing director; while under the current Compensation  Policy, the Annual Cash Bonus of each officer shall not exceed 3 monthly base salaries, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, 5 monthly base salaries; and (c) setting a cap representing the maximum annual cash bonus actually paid to an officer so that such payment shall not exceed 150% of the Annual Target Bonus set for such Office Holder.

3.
Section 3.3.2 – it is proposed to amend and determine a uniform mechanism of special cash bonus that will allow the Company to grant an officer a special bonus under certain exceptional events, such as a significant achievement that produced an exceptional result, a special contribution or a change of control, in addition to his regular annual bonus. Accordingly, we have suggested consolidating the Ad-Hoc Bonus and Special Cash Bonus currently granted under the Compensation Policy into a single mechanism. The conditions for receipt of such special cash bonus and the method of calculation thereof shall be determined by the Compensation Committee and Board under the relevant circumstances, provided that the value of the amount of bonus payments during a certain year, which are awarded based upon discretionary components, will not exceed a non-substantial portion of such officers' total variable compensation. In addition, it is proposed that the maximum amount of all Special Cash Bonuses paid to an office holder during any calendar year be increased to six (6) monthly base salaries for each office holder, as opposed to the current three (3) monthly base salaries for officers or five (5) monthly base salaries with respect to the CEO, the Active Chairman and any other Management Director. This proposal is intended to enable the Company to adapt to unexpected or unaccounted for events and to strengthen the Company's ability to compete in a dynamic and highly competitive business environment.

4.
Section 3.4 – it is proposed to amend the cap for the value of the equity awards granted to an officer in a given year, so that instead of an aggregate value, calculated for the entire vesting period, of 150% of such officer's annual salary cost with respect to an officer, and 200% of such officer's annual salary cost with respect to the CEO, Chairman of the Board and other management directors, the Compensation Committee and Board will be permitted to grant a uniform cap to each officer equity awards with a value of up to 300% of such officer's annual base salary (instead of annual salary cost).  In addition, the minimum vesting period of equity based awards is proposed to be increased to a minimum of three years (instead of one year). The Compensation Committee and Board deem this amendment required in order to allow more flexibility in providing equity compensation that is required for achieving a competitive position within our global field of business by attracting and retaining high quality and experienced personnel.

5.
Section 4(c) – it is proposed to add a cap upon the value of annual equity awards granted to our non-management directors, of up to 300% of such non-management director’s aggregate annual and per-meeting fees for the preceding 12 months.

6.
Section 5 – it is proposed to increase the current limit of insurance coverage and to set a cap upon the annual premium paid under our directors and officers ("D&O") liability insurance to ensure adequate coverage to the extent permitted by law; The insurance coverage is proposed to be increased from $25 million to $50 million, and the annual premium will be set at up to $250,000. In addition, it is proposed to set a clearer mechanism for future adjustments of the coverage and premium amounts, under which the Compensation Committee will be authorized to increase the coverage purchased and/or the premium paid for such D&O insurance policies, by up to 20% in any year as compared to the previous year or cumulatively for a number of years. The Compensation Committee and Board deem these amendments required as the Company's market value has significantly increased since the adoption of the existing Compensation Policy and such amendments will enable the Company to provide its Office Holders with an adequate D&O insurance policies, which include coverage and premium ranges that are in line with the current market practice for comparable companies.

In light of all the foregoing, the Compensation Committee and Board resolved to approve, and to recommend that shareholders approve, the Amended Policy.

As stipulated under the Companies Law, any amendment to the Compensation Policy requires shareholders' approval, which should be obtained with the "special majority" requirement as set forth below.

If the Amended Policy is approved by our shareholders, then the date of such amendment shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the Amended Policy is not approved by our shareholders, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced on September 17, 2013, the date of its adoption by our shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED:

to adopt the Amended Policy substantially in the form attached as Exhibit A to the Company's Proxy Statement for its 2015 Annual General Meeting of Shareholders".

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of the above resolution. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family or the shareholder's spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Compugen, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our public shareholders is a controlling shareholder or has personal interest in this proposal and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's General Counsel, at +972-3-765-8585  or via email at  Donnag@cgen.com.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

 ITEM NO. 6

RE-APPOINTMENT OF AUDITORS

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2015, and until the next annual general meeting of shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its compensation requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services.  Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2013 and 2014 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2014 and 2013:

	2014	2013
Audit Fees (1)	$135,000	$104,000
Tax Fees (2)	$30,000	$19,000
All Other Fees (3)	$84,000	$10,000
Total	$249,000	$133,000

(1)
Fees for professional services rendered by KFGK in connection with the integrated audit (including review of internal control over financial reporting) of the Company’s consolidated annual financial statements and review of the Company’s unaudited interim financial statements.

(2)
Fees for services rendered by KFGK in connection with tax compliance, tax advice and tax planning which in year 2014 and 2013 were consultancy related to domestic and international tax aspects of the Baize termination & equity conversion agreement, Israeli Tax options ruling, international tax aspect of the Bayer Collaboration, VAT consultation, Annual Israeli tax reports, foreign vendors withholding tax exemption request and consultancy relating to Israeli tax withholding assessment.

(3)	Fees for other consulting services rendered by KFGK to the Company including consultancy and consents with respect to an underwritten public offering and Forms F-3 filed with the SEC.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015, and until the next annual general meeting of shareholders.”

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

RECEIPT AND CONSIDERATION OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2014 (filed with the SEC on March 12, 2015), may be viewed on our website – http://www. http://cgen.com/investors/reports, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il.  None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, /s/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board Tel Aviv, Israel June 16, 2015

Exhibit A

Compugen Ltd.

Compensation Policy for Directors and Officers

1.	General

This Compensation Policy outlines the philosophies and principles pursuant to which Compugen Ltd. (the “Company”) will compensate its directors, chief executive officer (“CEO”) and other “office holders”, as such term is defined in the Israeli Companies Law, 5759-1999 (“Office Holders” and the “Companies Law”, respectively).

This Compensation Policy is intended to meet the requirements of applicable law, including Amendment No. 20 to the Companies Law, which became effective on December 12, 2012, and will be periodically reviewed by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee” and the “Board”, respectively) and the Board in order to ensure that the provisions hereof and their implementation meet legal requirements and the Company’s business needs.

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Companies Law.

The term “officer”, as used in this Compensation Policy, includes all Office Holders other than directors. However, to the extent the chairman of the Board is an active chairman (an “Active Chairman”), as is the case as of the date of adoption of this Compensation Policy, or to the extent there are other directors who also hold management positions (each a “Management Director”), the term “officer” shall also refer to such Active Chairman or other Management Directors.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Companies Law.

2.	Philosophy and Objectives

The Company’s Compensation Policy is structured to attract and retain ~~highly qualified professionals~~the highest caliber talent, reward strong performance and align ~~their interests~~incentives with the creation of long‐term shareholder ~~interests, while maintaining fair and reasonable base pay levels~~value, taking into account the Company’s size and nature of its activities, and ensuring that the Company’s Office Holders are not incentivized to take excessive risks that may be detrimental to shareholder value in the long‐term.

Taking into account the Company’s nature as a world-wide innovative biotechnology company, in early stages of research and development, the Compensation Policy is also designed to achieve the following:

•	Motivate our Office Holders to pursue the Company’s strategic opportunities while effectively managing the risks and challenges inherent to an early-stage biotechnology company.
•	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.
•	Incentivize Office Holders to create long-term economic value for the Company.
•	Create a clear line-of-sight between officers’ compensation and both Company-wide and individual performance.

The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies as well as by other development-stage life science companies, which operate both within and outside the Company’s geographic areas. Compugen believes it must offer a compensation package to all of its Officer Holders, as well as its other employees, that is competitive with the companies from whom it may recruit.

Additionally, the Company values integrity, honesty, ethical conduct and fairness, and views them as an essential part of its compensation philosophy.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

3.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary

b.	Cash Bonuses

c.	Equity-based Compensation

d.	Benefits and Perquisites

e.	Termination Payments

The “mix” of the elements that will be provided to each officer will be structured in order to compensate officers for Company-wide and individual performance and align their interests with shareholder interests, while recognizing that the mix may vary from period to period and from officer to officer and the fact that given its nature as a world-wide innovative biotechnology company, in early stages of research and development, the Company may, from time to time, see fit to incentivize its officers to pursue innovative thinking, persistent drive to success and riskier strategies, which may create long-term economic value for the Company.

Accordingly, the actual compensation mix during any given period may deviate substantially from any previous or subsequent period and significantly, cash bonuses and/or equity-based compensation may not be granted at all during certain periods.

3.1.	Determining Officers’ Compensation

When determining officers’ compensation, the following will be considered, in addition to the principles, philosophies and objectives mentioned above:

•	The officer’s position, scope of responsibility and business challenges.

•	The officer’s skills, professional experience, education and qualifications.

•	The officer’s performance results and accomplishments.

•	The officer’s previous compensation arrangements and seniority.

•	Paying officers equitably relative to one another based on their position, responsibilities, location, education, experience, qualifications, performance results and accomplishments.

•
The relationship between the officer’s compensation package and the compensation of the Company’s other employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

In addition, the Company may, from time to time, review its compensation practices in comparison with those of companies in similar businesses and fields (e.g., high-tech and biotech), of similar size (e.g., in terms of market value, shareholder equity and number of employees) and stage of development, as well as with those of companies in relevant locations and/or which compete with the Company for similar talent.

3.2.	Base Salary

Base salaries are a fixed compensation element which provides compensation to an officer for performance of his or her duties and responsibilities. Base salaries will be initially negotiated and generally set forth in officers’ employment or service agreements, taking into consideration the matters set forth in Section 3.1 above (Determining Officers’ Compensation), as applicable.

Possible adjustments to officers’ base salaries may be periodically reviewed, considered and approved based on considerations applied for initially determining an officer’s base salary.

Officers may be granted a one‐time cash ~~and/or equity‐based awards~~award upon recruitment or promotion~~. The total value of such one‐time equity based awards (valued at grant, and in cases of equity‐based awards paid in cash – valued at payment)~~ which shall not exceed ~~50% of an officer’s annual salary cost multiplied by the vesting period of such awards (in years), and the total value of one‐time cash and equity‐based awards (valued at grant, and in cases of equity‐based awards paid in cash – valued at payment) shall not exceed 200~~100% of an officer’s annual salary cost. The term “annual salary cost”, as used in this Compensation Policy, includes (i) an officer’s annual base salary; (ii) the Company’s contributions to pension/retirement savings (including on account of severance), study fund, social security and health insurance; (iii) car or travel related expenses; (iv) cellular phone and (v) recreation/convalescence pay.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

3.3.	Cash Bonuses

Officers may be granted annual~~, ad hoc~~ and/or special cash bonuses (“Annual ~~Cash Bonuses”, “Ad Hoc~~ Cash Bonuses” and “Special Cash Bonuses”, respectively), subject to the provisions set forth below.

3.3.1.	Annual Cash Bonuses

Annual Cash Bonuses are designed to promote the Company’s business results, strategy and work-plan, from a long-term perspective, by rewarding its officers for achieving the Company’s goals and for their individual performance.

The parameters for payment of the Annual Cash Bonus, as well as any relevant criteria may be determined in employment or service agreements, and may also be determined with respect to one year or more.

To the extent not otherwise determined, subsequently or concurrently with the approval of the budget with respect to any calendar year, the Company shall determine, to the extent required to do so by the Companies Law, following recommendation of the CEO (and, with respect to the CEO, following the recommendation of the chairman of the Board and with respect to the Active Chairman and any other Management Directors, if any, following recommendation of the chairman of the Compensation Committee), each officer’s ~~target~~annual cash target bonus, granted for the achievement of 100% of his target objectives ("Annual Target Cash Bonus") and maximum Annual Cash Bonus, as well as each officer’s objectives and related weights, including applicable thresholds, caps and the formula for calculating the Annual Cash Bonus with respect to such year~~.~~ , including multipliers, accelerators and decelerators to correlate each officer's payments with his actual achievements. Objectives: between 40% and 60% of the Annual Cash Bonus will be based on Company‐wide performance (e.g., commercialization agreements, product development milestones and operating results) (“Company Objectives”) and between 25% and 45% of the Annual Cash Bonus will be based on performance specific to the relevant officer’s area of responsibility (e.g., product discovery, unit efficiency and development of discovery capabilities) (“Individual Objectives”). Both Company Objectives and Individual Objectives may combine quantitative and qualitative goals, provided that, to the extent required by the Companies Law, there is a clear and measurable index for each goal.

With respect to the CEO, the Active Chairman and any other Management Directors, if any, between 80% and 100% of the Annual Cash Bonus will be based on Company Objectives, due to such persons’ direct line-of sight and impact on Company-wide performance.

The Company may modify the objectives and their related weights and any thresholds during the calendar year in response to special or unaccounted for events.

~~Discretionary Component: to the extent a larger discretionary component in not permitted by the Companies Law, the Annual Cash Bonus may include a discretionary component of up to 0.6 of an officer’s monthly base salary, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, of up to 1 monthly base salary, based on the evaluation of such officer’s supervisors.~~

Discretionary Component: A non-substantial portion of up to 20% of the objectives for each year may be based on non-measurable criteria. If and to the extent permissible pursuant to the Companies Law, our Compensation Committee and our Board of Directors (and with respect to our CEO and any Management Director with the approval of our shareholders as well) may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

Cap: the Annual Target Cash Bonus of each officer shall not exceed ~~3~~ six (6) monthly base salaries, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, ~~5~~nine (9) monthly base salaries.

The maximum Annual Cash Bonus for each Office Holder in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 150% of such Office Holder's Annual Target Cash Bonus. The Company may determine that with respect to any specific year, all or any particular officer or officers shall not be entitled to an Annual Cash Bonus.

3.3.2.	~~Ad Hoc and~~ Special Cash Bonuses

In addition to the Annual Cash Bonus, our Compensation Committee and Board may, to the extent they deem it is required, grant an officer ~~may be granted Ad Hoc and/or~~a Special Cash ~~Bonuses~~Bonus either under special circumstances, or for special contributions, achievements ~~or~~, assignments or a change of control. Such bonuses are intended to enable the Company to adapt to unexpected or unaccounted for events or occurrences and to strengthen the Company’s ability to compete in a dynamic business environment. The conditions for receipt of such Special Cash Bonus and the method of calculation thereof will be determined by the Committee and the Board in advance.

~~1.1.2.1.  Ad Hoc Cash Bonuses~~

The ~~objectives, thresholds (if any), maximum amount and method of calculation will, to the extent required by the Companies Law, be determined for each Ad Hoc Cash Bonus in advance, following the recommendation of the CEO (and, with respect to the CEO, following the recommendation of the chairman of~~ Committee and the Board ~~and with respect to the Active Chairman any other Management Directors, if any, following the recommendation of the chairman of the Compensation Committee). Notwithstanding the foregoing, unless a larger discretionary component is permitted by the Companies Law, up to 20% of an officer’s Ad Hoc Cash Bonus~~ may ~~be discretionary, based on the evaluation of his or her supervisors.~~

~~1.1.2.2.~~ also, in their sole discretion, grant a Special Cash ~~Bonuses~~

~~The Company may grant an officer a Special Cash~~ Bonus for ~~special~~significant or extraordinary achievements, ~~based on discretion,~~ or efforts that produced an exceptional result, provided that~~, unless a larger discretionary component is permitted by the Companies Law, the aggregate~~ the value of ~~such officer’s~~ the total discretionary variable compensation ~~based solely on discretion~~to such officer during such year will not exceed ~~the greater of: (i) two monthly base salaries; and (ii) 20%~~a non‐substantial portion of such officer’s total variable compensation.

~~1.1.2.3.~~ Cap

The maximum amount of ~~all Ad Hoc Cash Bonuses and~~ the total Special Cash Bonuses paid to an Office Holder ~~officer~~ with respect to any calendar year, will not exceed six (6) ~~3~~ monthly base salaries, ~~or with respect to the CEO, the Active Chairman and any other Management Directors, if any, 5 monthly base salaries.~~

3.4.	Equity-based Compensation

Equity-based compensation is generally designed to align officers’ interests with the long-term interests of shareholders and to incentivize officers to create long-term economic value for the Company.

Considering its nature as a world-wide innovative biotechnology company, in early stages of research and development, it is the Company’s view that its officers should be incentivized to pursue innovative thinking, as well as realize key strategic opportunities, which will create long-term economic value for the Company, and therefore, stock options are currently appropriate key equity-based compensation vehicle.

In the future, the Company may offer various other types of equity-based compensation vehicles (e.g., performance shares, restricted shares, restricted share units, performance share units, phantom shares, etc.), as well as a mix between such vehicles. When determining the types of equity-based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity-based awards then available to the Company and the balance between aligning officers’ and shareholders’ interests and the Company’s risk management policy at the time.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

Equity-based awards will generally be granted on an annual basis. In certain circumstances, awards may be made on an ad hoc basis.

The passage of time will generally be a sufficient criteria for the vesting of equity-based awards, but additional criteria may be determined, whether generally or with respect to specific grants, specific individuals or otherwise.

Equity‐based awards will be granted pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity‐based incentive plan that the Company may adopt in the future, subject to the availability thereunder, and generally on the terms provided for therein and as determined by the Company, provided that any equity‐based award to officers must ~~generally~~ vest ~~over several years (e.g.,2‐4 years), but no~~not less than a minimum period of ~~one year~~three (3) years, from the date of grant and shall include a maximum exercise period of ten years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Income Tax Ordinance”), under the capital gains route.

The Company shall have the discretion to provide, generally or for specific officers, for the accelerated vesting of equity-based awards upon a change of control of the Company or upon termination of service or employment of the officer, and may extend the exercise period of equity-based awards beyond those generally applicable pursuant to the relevant plan, provided such extension does not extend beyond ten years from the date of grant.

In addition, in no event shall the aggregate value of annual and ad hoc equity‐based awards ~~(not including equity‐based awards upon recruitment or promotion)~~ granted to an officer during any calendar year exceed, calculated as of the date of their grant ~~(and in cases of equity‐based awards paid in cash – at the date of their payment), 150~~, 300% of such officer’s annual base salary ~~cost, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, 200% of the annual salary cost~~.

The Company may from time to time consider determining a cap for the exercise value of equity awards.

3.5.	Benefits and Perquisites

Benefits and perquisites are designed to supplement cash and equity compensation and provide officers with additional terms generally acceptable in the workforce, in order to enable the Company to attract and retain qualified people in a competitive market. In addition, certain benefits and perquisites (e.g., pension, vacation and sick pay) are mandated by applicable law.

The cost to the Company of all benefits and perquisites (other than the cost of termination related benefits which are dealt with separately below and the cost of benefits associated with relocation) to any particular officer that are not mandated by law shall not exceed with respect to any particular calendar year, 30% of such officer’s annual salary cost.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation (such as travel, housing and shipping allowances, healthcare and children’s education) and may exceed 30% of the officer’s annual salary cost.

3.6.	Termination Payments

Termination payments are generally intended to comply with applicable laws and to provide compensation to officers in the event of termination, including voluntary termination in circumstances which would not entitle the Company to terminate service or employment for “cause”.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

Termination payments may be provided for in employment or service agreements. When determining termination payments, the Company will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the officer’s compensation during the term of service or employment.

Termination payments the Company may provide for include, but are not limited to, one or more of the following:

•
Notice period: advance notice of termination period, not to exceed three (3) months, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, six (6) months. During the notice period, officers will be entitled to full compensation, including benefits, and will be required to continue work, at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•
Change of Control: change of control events, such as mergers and acquisitions, may expose the Company and its officers to a great deal of uncertainty. By providing its officers with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its officers, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any discretionary termination payments as set forth below, for the payment of up to six (6) monthly base salaries to officers in the event their service or employment is terminated during the first year following a pre-defined change of control event, including in the event of voluntarily termination.

•
Severance payment: the greater of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, and the amount accumulated in an officer’s pension fund and/or managers insurance and/or provident fund.

•
Discretionary (including adaptation) payments: in special cases, up to three (3) monthly base salaries, or with respect to the CEO, the Active Chairman and any other Management Directors, if any, six (6) monthly base salaries.

4.	Non-management Directors

Directors who do not hold any management position with the Company, including the chairman of the Board, to the extent he or she is not an Active Chairman, and including external directors and other independent directors, if any, pursuant to the Companies Law, are referred to herein as “Non-management Directors”.

The Company aims to provide reasonable and fair compensation to its Non-management Directors, taking into account the Company’s business environment and its values of integrity, equality and fairness.

With respect to external directors and in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Compensation Regulations”), compensation of the Company’s external directors may be determined relative to that of “other directors”, as defined in the Compensation Regulations, and may include equity-based compensation.

Non-management Directors’ compensation will be comprised of the following:

a.
Annual Fee: up to twice the maximum amount but not less than the minimum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations and subject to the rules set forth therein.

b.
Per-meeting Fee: up to twice the maximum amount but not less than the minimum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations and subject to the rules set forth therein.

c.
Fixed Annual Equity Grant: annual equity-based grant, with respect to a fixed number of shares of the Company and/or with a fixed value at grant. Such annual equity-based grant is intended to align Non-management Directors’ interests with the long-term interests of the Company’s shareholders. Equity-based grants shall be pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to availability thereunder and generally on the terms provided for therein. Until otherwise determined, and to the extent legally available and applicable, equity-based awards to Non-management Directors will be granted through a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains route.  In no event shall the aggregate value of fixed annual equity-based awards granted to a non-management director during any calendar year exceed, calculated as of the date of their grant, 300% of such non-management director’s aggregate annual and per-meeting fees for the preceding twelve (12) months.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

Applicable value added tax will be added to the above compensation in accordance with applicable law.

Directors will also be entitled to reimbursement of expenses, including for business travel, in accordance with Company policies.

The annual and per-meeting fees will be adjusted and payable in accordance with the Compensation Regulations. Pursuant to the Compensation Regulations, there are, currently, automatic adjustments in the annual and per-meeting fees based on changes in the Israeli Consumer Price Index. The Compensation Regulations also currently provide for payment of partial per-meeting fees in the event resolutions are adopted in writing or by participation through various methods of communication and also enable increased payments to directors to the extent they are “experts”, as defined in the Compensation Regulations.

Non-management Directors’ compensation may be periodically reviewed and considered by the Company. When reviewing and considering Non-management Directors’ compensation, the Company will consider, inter alia, Non-management Directors’ previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

5.	D&O Insurance, indemnification and release

The Company will release all current and future Office Holders from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association (the “Articles”).

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Office Holders to the maximum extent permitted by law providing for the coverage of up to US$~~25~~50 million ~~or any other greater amount reasonably determined as appropriate by~~and the ~~Company~~premium shall be up to US$250,000, and will include coverage with respect to any public offering of shares or other securities of the Company. In addition, such insurance coverage may include “run‐off” provisions covering an Office Holder’s liability following termination of service or employment. Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law. The CEO, as shall be in office from time to time, and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and affect such insurance.

6.	Recoupment and reduction of Compensation

6.1.	Clawback

An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

~~6.1. Reduction of Compensation~~

Our Compensation Committee and Board shall be authorized not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved.

6.2. General

The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause” or in other circumstances determined by the Company as warranting such reduction.

The Compensation Committee and our Board shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Compensation Policy, and such deviation shall be deemed to be in alignment with this Compensation Policy.

Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JULY 22, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Anat Cohen-Dayag, Ari Krashin and Donna Gershowitz, or any one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Compugen Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m., on July 22, 2015, at the offices of the company, 72 Pinchas Rosen Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

JULY 22, 2015

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 6
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

		FOR	AGAINST	ABSTAIN
1.	To re-elect four directors to serve as members of the Board of Directors of the Company. Nominees:
	Ruth Arnon	☐	☐	☐
	Anat Cohen-Dayag	☐	☐	☐
	Martin S. Gerstel	☐	☐	☐
	Dov Hershberg	☐	☐	☐

2.	To approve an amendment to the terms of office of the Company’s President and Chief Executive Officer and director, all as set forth in the Company's Proxy Statement:
	Adjustment to the gross monthly salary	☐	☐	☐

A leased car and reimbursement for the difference between the value of a leased car and the relevant travel expenses she currently receives with respect to the period between January 1, 2015 and the Meeting date
		☐	☐	☐

3.	To approve an amendment to the terms of office of the Company’s Active Chairman of the Board	☐	☐	☐

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4.	To approve equity awards to each of the Company’s President and Chief Executive Officer and director, and the Active Chairman of the Board:
	Anat Cohen-Dayag	☐	☐	☐
	Martin S. Gerstel	☐	☐	☐
	Acceleration of vesting for Martin S. Gerstel upon certain events	☐	☐	☐

5.	To approve amendments to the Company’s Compensation Policy for Directors and Officers	☐	☐	☐

6.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global, as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2015, and until the next annual general meeting
		☐	☐	☐

PLEASE NOTE THAT BY EXECUTING AND SUBMITTING THIS PROXY CARD YOU HEREBY REPRESENT THAT YOU ARE NOT A "CONTROLLING SHAREHOLDER" AND THAT YOU DO NOT HAVE "PERSONAL INTEREST" IN THE RESOLUTION PROPOSED UNDER ITEM 5. SEE THE "REQUIRED VOTE" SECTION IN ITEM 5 OF THE PROXY STATAEMENT FOR MORE INFORMATION, INCLUDING HOW TO INDICATE THAT YOU ARE A "CONTROLLING SHAREHOLDER" OR THAT YOU DO HAVE "PERSONAL INTEREST".

To change the address on your account, please check the box at right and indicate your new address in the address space above.   ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ___________________________  Date _________________

Signature of Shareholder ___________________________  Date _________________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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